SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.5)*

                             RHI ENTERTAINMENT, INC.
          ____________________________________________________________
                                (Name of issuer)

                                  Common Stock
           ___________________________________________________________
                         (Title of class of securities)

                                    7495T104
                ________________________________________________
                                 (CUSIP number)


                                 Seth A. Klarman
                            The Baupost Group, L.L.C.
                         10 St. James Avenue, Suite 1700
                           Boston, Massachusetts 02116
                                 (617) 210-8300

                                 With a copy to:

                            Gregory D. Sheehan, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110

           __________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               December 24, 2009
          _____________________________________________________________
            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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1.        NAME OF REPORTING PERSONS
          The Baupost Group, L.L.C.

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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [ ]
          (See Instructions)                                     (b)   [X]

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3.        SEC USE ONLY

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4.        SOURCE OF FUNDS
          OO

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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                [ ]

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6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Massachusetts

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.        SOLE VOTING POWER 0


8.        SHARED VOTING POWER  0


9.        SOLE DISPOSITIVE POWER    0


10.       SHARED DISPOSITIVE POWER   0


11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]


13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0%


14.       TYPE OF REPORTING PERSON (See Instructions)
          IA
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
                                  SCHEDULE 13D

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1.        NAME OF REPORTING PERSONS
          Baupost Limited Partnership 1983 C-1

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---------------------------------------------------------- ------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
          (See Instructions)                                       (b)  [X]

---------------------------------------------------------- ------------------
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3.        SEC USE ONLY

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4.        SOURCE OF FUNDS
          OO

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 ----------------------------------------------------------------------------

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                [_]

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6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


7.        SOLE VOTING POWER   0


8.        SHARED VOTING POWER    0


9.        SOLE DISPOSITIVE POWER     0


10.       SHARED DISPOSITIVE POWER    0


11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0


12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions) [ ]


13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0%


14.       TYPE OF REPORTING PERSON (See Instructions) PN
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

                                  SCHEDULE 13D

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1.        NAME OF REPORTING PERSONS
          Baupost Value Partners, L.P.-IV

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---------------------------------------------------------- ------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
          (See Instructions)                                       (b)  [X]

---------------------------------------------------------- ------------------
-----------------------------------------------------------------------------

3.        SEC USE ONLY

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

4.        SOURCE OF FUNDS
          OO

-----------------------------------------------------------------------------
 ----------------------------------------------------------------------------

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                [_]

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

------------------------------------------------------------------------------
------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


7.        SOLE VOTING POWER   0


8.        SHARED VOTING POWER    0


9.        SOLE DISPOSITIVE POWER     0


10.       SHARED DISPOSITIVE POWER    0


11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0


12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions) [ ]


13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0%


14.       TYPE OF REPORTING PERSON (See Instructions) PN
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

                                  SCHEDULE 13D

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1.        NAME OF REPORTING PERSONS*
          SAK Corporation

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---------------------------------------------------------- ------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
          (See Instructions)                                        (b)   [X]

---------------------------------------------------------- ------------------
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3.        SEC USE ONLY

-----------------------------------------------------------------------------
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4.        SOURCE OF FUNDS
          N/A

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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                               [ ]

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Massachusetts

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.        SOLE VOTING POWER    0


8.        SHARED VOTING POWER  0


9.        SOLE DISPOSITIVE POWER    0


10.       SHARED DISPOSITIVE POWER    0


11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  0


12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions) [ ]


13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0%


14.       TYPE OF REPORTING PERSON (See Instructions)    HC
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

                                  SCHEDULE 13D

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1.        NAME OF REPORTING PERSONS*
          Seth A. Klarman

-----------------------------------------------------------------------------
---------------------------------------------------------- ------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
          (See Instructions)                                         (b)  [X]

---------------------------------------------------------- ------------------
-----------------------------------------------------------------------------

3.        SEC USE ONLY

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

4.        SOURCE OF FUNDS
          N/A

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                               [ ]

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.        SOLE VOTING POWER     0


8.        SHARED VOTING POWER  0


9.        SOLE DISPOSITIVE POWER    0


10.       SHARED DISPOSITIVE POWER    0


11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   0

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)  [ ]


13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    0%



14.       TYPE OF REPORTING PERSON (See Instructions) HC
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* This  statement on Schedule 13D is being jointly  filed by The Baupost  Group,
L.L.C.  ("Baupost"),   Baupost  Limited  Partnership  1983  C-1,  Baupost  Value
Partners, L.P.-IV, SAK Corporation and Seth A. Klarman. Baupost is a registered investment adviser and acts as an investment adviser to certain investment limited partnerships, including Baupost Limited Partnership 1983 C-1 and Baupost Value Partners, L.P. IV. SAK Corporation is the Manager of Baupost. Mr. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934 of the securities beneficially owned by Baupost. Securities reported on this statement on Schedule 13D as being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships, including Baupost Limited Partnership 1983 C-1 and Baupost Value Partners, L.P.-IV.

     Pursuant to Rule 13d-4, Seth A. Klarman and SAK Corporation declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Sections 13(d) or 13(g) the beneficial owner of any securities covered by this statement on
Schedule 13D, and further state that neither of them have any power to vote or dispose of, or direct the voting or disposition of, any of the securities covered by this statement on Schedule 13D.

Item 1. Security and Issuer.

     This Amendment No. 5 (this "Amendment") amends and supplements the Schedule 13D filed on October 24, 2008, as amended by Amendment No. 1 filed on December 1, 2008, as amended by Amendment No. 2 filed on January 16, 2009, as amended by Amendment No. 3 filed on February 6, 2009 and by Amendment No. 4 filed on April 4, 2009 (as amended, the "Schedule 13D") by the Reporting Persons relating to the common stock, par value $0.001 per share of RHI Entertainment, Inc., a Delaware corporation (the "Issuer"). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the
Schedule 13D. Item 3. Source and Amount of Funds or Other Consideration.

        Not Applicable

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

     (c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share for all transactions by the Reporting Persons in the shares of Common Stock within the last 60 days, are set forth below:

------------------- ------------------------- ---------------------------------
Name                Date                Price                  Number of Shares
                                        Per Share             Purchased/(Sold)*
------------------- ------------------------- ---------------------------------
Baupost             12/24/2009           $0.418                    (1,857,000)
1983 C-1            12/24/2009           $0.418                      (423,983)
BVPIV               12/24/2009           $0.418                      (483,508)

Baupost             12/24/2009           $0.428                      (713,700)
1983 C-1            12/24/2009           $0.428                      (162,949)
BVPIV               12/24/2009           $0.428                      (185,825)

Baupost             12/28/2009           $0.279                    (1,829,851)
1983 C-1            12/28/2009           $0.279                      (417,784)
BVPIV               12/28/2009           $0.279                      (476,439)

Baupost             12/28/2009           $0.278                      (500,000)
1983 C-1            12/28/2009           $0.278                      (114,158)
BVPIV               12/28/2009           $0.278                      (130,185)

* Securities reported above as sold by Baupost include securities sold on behalf of various Investment Funds, including 1983 C-1 and BVPIV. Therefore, the number of shares reported above as sold by Baupost includes the number of shares reported above as sold by 1983 C-1 and BVPIV.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     [There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.]

Item 7.  Material to be Filed as Exhibits.

     A. Joint Filing Agreement dated as of January 16, 2009 by and among Baupost, 1983 C-1, BVPIV, SAK and Seth A. Klarman (incorporated by reference from the schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on January 16, 2009).

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete, and correct.

Dated:  December 28, 2009

                                          THE BAUPOST GROUP, L.L.C.



                                           By:     /s/ Seth A. Klarman
                                           Name:    Seth A. Klarman
                                           Title:   President


                                          BAUPOST LIMITED PARTNERSHIP 1983 C-1


                                          By:    The Baupost Group, L.L.C., its
                                                   managing general partner


                                          By:      /s/ Seth A. Klarman
                                          Name:    Seth A. Klarman
                                          Title:   President


                                          BAUPOST VALUE PARTNERS, L.P.-IV


                                          By:    The Baupost Group, L.L.C., its
                                                   managing general partner


                                          By:      /s/ Seth A. Klarman
                                          Name:    Seth A. Klarman
                                          Title:   President


                                          SAK CORPORATION


                                           By:      /s/ Seth A. Klarman
                                           Name:    Seth A. Klarman
                                           Title:   President



                                           /s/ Seth A. Klarman
                                           Seth A. Klarman